

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2020

Guy Nissenson
Chief Executive Officer and Chief Financial Officer
Creations, Inc.
c/o Sichenzia Ross Ference LLP
1185 Avenue of the Americas, 37th Floor
New York, NY 10036

>   **Re: Creations, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed July 29, 2020**
>   **File No. 333-240161**

Dear Mr. Nissenson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed July 29, 2020

Exhibits, page II-3

1.   Refer to Exhibit 5.1. Please have counsel revise its legality opinion to address the following:

- Please revise to refer to the correct par value of your shares, which is $0.0001 per share according to your certificate of incorporation.
- We note that the company is incorporated in Delaware, but counsel's legality opinion "is limited to the federal securities laws of the United States of America and the corporate laws of the State of Nevada...." Please provide an opinion of counsel on the legality of the shares being registered under the appropriate state law.

- We note that the legality opinion states that the "Shares are duly authorized, validly issued, fully paid and non-assessable . . . ." We also note that the opinion defines "Shares" as including the entire 3,117,278 shares covered by the registration statement. As up to 1,558,639 of the "Shares" have not yet been issued, please revise your legality opinion to indicate in the penultimate paragraph the number of shares that are outstanding and the number that "will be" outstanding.

Signatures, page II-4

2. Please revise your Signatures page to address the following:

- We note your reference to "Amendment No. 2." Please ensure that your Signatures page refers to the correct filing.
- Instruction 1 to the Signatures of Form S-1 requires signatures of your principal executive officer or officers, your principal financial officer, your controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. It appears, however, that you have provided the signature on behalf of the registrant only. Please revise the signature page to include the second signature block and the related statement, as required by Instruction 1. In this respect, please note that Mr. Nissenson's signature line must indicate each capacity in which he serves.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Irving, Staff Accountant, at (202) 551-3321 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-3552 or Michael Clampitt, Senior Counsel, at (202) 551-3434 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance